[WFAM Logo]

URGENT: YOUR VOTE IS CRITICAL

Dear Valued Wells Fargo Asia Pacific Fund Shareholder:

I am writing today to ask for your help with the fund’s shareholder proxy that has been underway for the past few months. The Special Meeting of Shareholders for the Wells Fargo Asia Pacific Fund has been adjourned to permit shareholders additional time to vote on the proposal to approve the merger of the Wells Fargo Asia Pacific Fund into the Wells Fargo Emerging Markets Equity Income Fund. The Board of Trustees has approved the merger and recommends that shareholders approve the merger.

You are an important shareholder of the fund and your vote is critical. The next shareholder meeting is scheduled for Tuesday, October 1, 2019, so your immediate participation is needed.

The fund offers three easy methods for you to vote:

VOTE ONLINE

Visit www.proxyvote.com and enter the control number that appears on your enclosed proxy card. Follow the on-screen prompts to vote.

VOTE BY MAIL

Return the executed proxy card in the postage-paid envelope provided so it is received before October 1, 2019.

VOTE BY PHONE

Call 1-855-643-7305 Monday through Friday, 9 a.m. to 10 p.m. ET, to speak with a proxy specialist.

OR

If you have your proxy materials, call the number listed on your enclosed proxy card and follow the touch-tone prompts to vote.

We truly appreciate your investment and regret any inconvenience as a result of this process. Thank you again for your help and support.

Sincerely,

/s/ Andrew Owen

Andrew Owen

President

Wells Fargo Funds

Wells Fargo Asset Management (WFAM) is the trade name for certain investment advisory/management firms owned by Wells Fargo & Company. These firms include but are not limited to Wells Capital Management Incorporated and Wells Fargo Funds Management, LLC. Certain products managed by WFAM entities are distributed by Wells Fargo Funds Distributor, LLC (a broker-dealer and Member FINRA).

This material is for general informational and educational purposes only and is NOT intended to provide investment advice or a recommendation of any kind—including a recommendation for any specific investment, strategy, or plan. 406098 09-19

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE